SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                (Amendment No. 5)

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
       Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934
                               -------------------

                          GLOBAL MOTORSPORT GROUP, INC.
                            (Name of Subject Company)

                               -------------------
                                GOLDEN CYCLE, LLC
                                 ALEXANDER GRASS
                                   ROGER GRASS
                                    (Bidders)
                               -------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                               -------------------
                                    378937106
                      (CUSIP Number of Class of Securities)

                               -------------------
                                   ROGER GRASS
                                GOLDEN CYCLE, LLC
                          ONE WYNNEWOOD ROAD, SUITE 100
                               WYNNEWOOD, PA 19096
                                 (610) 642-8600
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                               -------------------

                                    COPY TO:
                            HERBERT HENRYSON II, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                              111 SOUTH 15TH STREET
                             PHILADELPHIA, PA 19102
                                 (215) 977-2000

CUSIP No. 378937106                                               14D-1- Page 2
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:              Golden Cycle, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):      23-294-3669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]

                                                                        (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      WC, AF, BK, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                            [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                          Pennsylvania
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                     528,100
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.2%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              OO
--------------------------------------------------------------------------------

CUSIP No. 378937106                                                14D-1- Page 3
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:              Alexander Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]

                                                                        (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                            [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           0
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 [  ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
--------------------------------------------------------------------------------

CUSIP No. 378937106                                                14D-1- Page 4
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:              Roger Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]

                                                                        (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                            [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           0
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 [  ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
--------------------------------------------------------------------------------

This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(e) is hereby amended by adding the following:

     On May 20, 1998, Vice Chancellor Lamb of the Court of Chancery of the State of Delaware issued an opinion denying the Purchaser's request for a preliminary injunction barring application to its consent solicitation of the March 30 record date established by the Board of Directors of the Company, requiring the Board of Directors of the Company to redeem the Rights or, in the alternative, to exempt the Offer from the effects of the Rights, and to exempt it from the provisions of Section 203 of the DGCL, requiring the Company to provide the Purchaser access to the same information being provided to other actual or potential bidders and requiring the Company to make curative disclosures in its
Schedule 14D-9 filed with the Commission. The Court found that the relief requested is unwarranted and unnecessary at this time.

     Item 11(a) is hereby amended by adding the following:

     (a)(12) Press Release, issued by the Purchaser, dated May 27, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1998

                                            GOLDEN CYCLE, LLC


                                            By: /s/ ROGER GRASS
                                                ----------------------------
                                                Name: Roger Grass
                                                Title:  Vice President

                                                /s/ ALEXANDER GRASS
                                                ----------------------------
                                                Alexander Grass

                                                /s/ ROGER GRASS
                                                ----------------------------
                                                Roger Grass

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                   EXHIBIT
----------        --------------------------------------------------------------


(a)(1)            Offer to Purchase, dated April 7, 1998.

(2)               Letter of Transmittal with respect to the Shares and Rights.

(3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5)               Notice of Guaranteed Delivery.

(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)               Press Release, dated April 6, 1998.

(8)               Form of summary advertisement, dated April 7, 1998.

(9)               Letter dated April 14, 1998 from Alexander Grass to
                  Mr. Joseph F. Keenan

(10)              Press Release, issued by the Purchaser, dated April 17, 1998

(11)              Press Release, issued by the Purchaser, dated May 4, 1998

*(12)             Press Release, issued by the Purchaser, dated May 27, 1998

(b)               None.

(c) Letter agreement, dated March 6, 1998, between Jeffries & Company, Inc. and the Purchaser.

(d)               None.

(e)               Not Applicable.

(f)               None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

-------------
* Filed herewith.